Exhibit 99.1

26 May 2022

BURFORD EXTENDS LIFE OF SOVEREIGN WEALTH FUND ARRANGEMENT

AND COMMENTS ON FUND MANAGEMENT BUSINESS

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces the extension of its arrangement (“BOF-C”) with its sovereign wealth fund strategic partner (the “SWF”) through December 31, 2023.

While BOF-C was nearly full at the end of 2021, with $633 million in active commitments out of its $667 million fund size, only $274 million was deployed. It is our judgment that BOF-C is able to support additional commitments, and we have thus agreed with the SWF to extend the investment period by one year to permit that to occur. If BOF-C reaches the point prior to the expiration of the extended investment period where we regard it as fully committed, we expect to cease allocating new matters to BOF-C. Until that time, we will allocate 25% of each new matter that meets the relevant investment criteria to BOF-C, and the balance sheet will take the remaining 75%. This change from the current 50%/50% allocation permits the balance sheet to take more of each new core legal finance asset in light of Burford’s recent incremental capital raise while providing a greater diversity of matters to the SWF.

Burford is very pleased with the constructive and ongoing relationship with the SWF, as reflected not only in these changes but also in the SWF’s provision of a $100 million sidecar facility during the course of 2021.

In light of this amendment to BOF-C and our recent successful $360 million debt offering, it is opportune to comment on our approach to the fund management business more generally, building on the commentary in our management letter included in Burford’s 2021 annual report.

We think about our business in three broad ranges of potential returns, <12%, 12-20% and >20% internal rate of return (“IRR”), and we take a considered approach to balance sheet structure and capital allocation within each range. Of course, these return ranges are anticipated and actual returns may vary.

In our lowest range of potential returns, <12%, which typically includes our post-settlement products, we act solely as a fund manager. We do not allocate balance sheet capital to this range of returns. The assets we consider for this range of returns are generally more efficient to manage, and we are able to operate our funds on a standalone profitable basis while also providing a service to clients.

In our middle range of potential returns, 12-20%, we operate through our new fund, the Burford Advantage Fund, in which our balance sheet makes a 20% investment. Again, by making capital available in this range of returns, we provide a service to clients and we expect to operate on a standalone profitable basis, including an attractive return on our capital committed to the Burford Advantage Fund, given the characteristics of the underlying matters and our profit-sharing arrangement with limited partners.

The highest range of potential returns, >20%, is our core legal finance business which is characterized by the need for extensive diligence and ongoing case management performed by highly qualified professionals along with assets that do not scale particularly well. Thus, a traditional 2% management fee does not cover our operating costs, and we view a 20% performance fee as inadequate compensation for the approximately 30% IRR we have historically generated. While we will continue to explore alternative structures and fee levels, as illustrated by BOF-C and by our new Burford Advantage Fund, we are disinclined to continue allocating high-return assets to a classic 2&20 private fund and, in light of our recent incremental capital raise, do not plan to raise a successor to the Burford Opportunity Fund at this time but instead allocate more of our future high-return assets to the Burford-only balance sheet and our public shareholders.

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission, other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 29, 2022 and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.